Exhibit 23.1

Consent of Independent Registered Accounting Firm

We consent to the inclusion in this Registration Statement of Aldel Financial Inc. on Form S-1 of our report dated January 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aldel Financial Inc. as of December 31, 2020 and for the period from December 23, 2020 (inception) to December 31, 2020, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois

February 16, 2021